

July 30, 2010

Mr. Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

      Re: Merit Medical Systems, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 10, 2010
              File No. 000-18592

Dear Mr. Stanger:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief